UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)*

                         Mendocino Brewing Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    586579104
                                 (CUSIP Number)

                                  Sara E. Mugge
                       Coblentz, Patch, Duffy & Bass, LLP
                          222 Kearny Street, 7th Floor
                         San Francisco, California 94108
                                  415/391-4800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 13, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         United Breweries of America, Inc. ("UBA")
         68-0393017
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E) N.A.                                          [_]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    4,219,125  shares  of common  stock,  except
                                    that  Dr.  Vijay  Mallya  ("Mallya")  may be
                                    deemed to have  shared  power to vote  these
                                    shares  because  UBA is owned  by a  foreign
                                    corporation,   the  ownership  of  which  is
                                    controlled by  fiduciaries  who may exercise
                                    discretion  in favor of Mallya among others.
                                    Such  number  of  shares  include  1,131,307
                                    shares that are issuable upon the conversion
                                    of  the  principal  amount,   together  with
                                    accrued   but   unpaid   interest,   of  the
                                    convertible notes issued to UBA.  Additional
                                    convertible  notes may be issued in favor of
                                    UBA which,  if issued,  would be convertible
                                    up to an additional  56,419 shares of common
                                    stock.
 NUMBER OF
   SHARES            -----------------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
 OWNED BY
   EACH                             See response to Row 7.
 REPORTING
  PERSON             -----------------------------------------------------------
   WITH                       9     SOLE DISPOSITIVE POWER

                                    4,219,125  shares  of common  stock,  except
                                    that  Mallya  may be deemed  to have  shared
                                    power to dispose of these shares because UBA
                                    is  owned  by  a  foreign  corporation,  the
                                    ownership   of   which  is   controlled   by
                                    fiduciaries  who may exercise  discretion in
                                    favor of Mallya among others. Such number of
                                    shares  include  1,131,307  shares  that are
                                    issuable   upon   the   conversion   of  the
                                    principal amount,  together with accrued but
                                    unpaid  interest,  of the convertible  notes
                                    issued to UBA. Additional  convertible notes
                                    may be  issued  in  favor of UBA  which,  if
                                    issued,   would  be  convertible  up  to  an
                                    additional 56,419 shares of common stock.

--------------------------------------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    See response to row 9.
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,219,125 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N.A.                                                              [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Dr. Vijay Mallya ("Mallya")
         N.A.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)                                               [_]
         N.A.
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         India
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0

                         -------------------------------------------------------
                              8     SHARED VOTING POWER

                                    9,719,125  shares  of common  stock,  all of
                                    which are  directly  owned by either  UBA or
                                    Inversiones  Mirabel,   S.A.,  a  Panamanian
                                    corporation  ("Inversiones")  (as more fully
                                    described  in Item 3 of this  Amendment  No.
                                    8).  Mallya may be deemed to be a beneficial
                                    owner of UBA and  Inversiones  because  each
                                    such  entity is owned by a  foreign  entity,
                                    the  ownership  of  which is  controlled  by
                                    fiduciaries  who may exercise  discretion in
                                    favor of Mallya among  others.  Accordingly,
                                    Mallya may be deemed to have shared power to
                                    vote  these  shares.  Such  number of shares
                                    include  1,131,307  shares that are issuable
                                    upon the conversion of the principal amount,
                                    together  with accrued but unpaid  interest,
                                    of the  convertible  notes  issued  to  UBA.
                                    Additional  convertible  notes may be issued
                                    in favor of UBA which,  if issued,  would be
                                    convertible  up  to  an  additional   56,419
                                    shares   of   common   stock.   Inversiones'
 NUMBER OF                          interest  in the  Issuer's  common  stock is
   SHARES                           reported on a separate Schedule 13D.
BENEFICIALLY
  OWNED BY               -------------------------------------------------------
    EACH                      9     SOLE DISPOSITIVE POWER
  REPORTING                         0
   PERSON
    WITH                 -------------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    9,719,125  shares  of common  stock,  all of
                                    which   are   directly   owned  by  UBA  and
                                    Inversiones (as more fully described in Item
                                    3 of this  Amendment  No. 8).  Mallya may be
                                    deemed to be a  beneficial  owner of UBA and
                                    Inversiones  because  each  such  entity  is
                                    owned by a foreign entity,  the ownership of
                                    which is controlled by  fiduciaries  who may
                                    exercise discretion in favor of Mallya among
                                    others. Accordingly, Mallya may be deemed to
                                    have  shared   power  to  dispose  of  these
                                    shares.   Such  number  of  shares   include
                                    1,131,307 shares that are issuable upon the conversion of the principal amount, together with accrued but unpaid interest, of the convertible notes issued to UBA. Additional convertible notes may be issued in favor of UBA which, if issued, would be convertible up to an additional 56,419 shares of common stock.

--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11      9,719,125 shares
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
 12      N.A.                                                              [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13      79.5%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 14      IN
--------------------------------------------------------------------------------

United Breweries of America, Inc., a Delaware corporation (the "Reporting Person") and Dr. Vijay Mallya ("Mallya") hereby amend the single joint statement on Schedule 13D as amended by Amendments No. 1, 2, 3, 4, 5, 6 and 7 (collectively the "Schedule 13D") filed with the Securities and Exchange Commission with respect to certain shares of common stock ("Common Stock"), no par value, and certain convertible notes of Mendocino Brewing Company, Inc. (the "Issuer"), as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The sixth paragraph of Item 3 is amended to read, in its entirety, as follows:

The Reporting Person agreed at a regularly scheduled meeting of the Board of Directors of the Issuer, to increase the maximum principal amount of the existing credit facility from $1,200,000 to $1,600,000. All of the other terms and conditions of the credit facility shall remain the same. On April 28, 2000, September 11, 2000, September 30, 2000, December 31, 2000, February 12, 2001, and July 1, 2001 the Issuer made draws of the credit facility in the amounts of $151,317.59, $300,000, $19,938, $5,031, $317,677.94, and $6,279.54,
respectively. Accrued but unpaid interest on such draws totals $181,590 as of August 15, 2001. Accordingly, the aggregate amount drawn on the credit facility as shown in this paragraph and the paragraph immediately preceding it, together with accrued interest thereon, is equal to $1,696,961 which corresponds to the right to acquire up to 1,131,307 shares of Common Stock at a conversion price of $1.50 per share. Any accrued but unpaid interest is also convertible into Common Stock at the conversion price of $1.50 per share.

New paragraphs 7 and 8 are added to Item 3 to read, in their entirety, as follows:

On August 13, 2001, the Issuer consummated a transaction (the "UBI Purchase") whereby, pursuant to a Share Purchase Agreement, dated November 3, 2000, among the Issuer, Inversiones Mirabel, S.A., a Panamanian corporation ("Inversiones") and Golden Eagle Trust, an Isle of Man trust, in exchange for 5,500,000 shares of the Issuer's Common Stock, the Issuer acquired from Inversiones all of the issued and outstanding capital stock of United Breweries International (UK) Limited, a company organized under the laws of England and Wales ("UBI"). The shares of Common Stock issued to Inversiones constituted approximately 49.6% of the Issuer's outstanding Common Stock. As a consequence of the UBI Purchase, UBI has become a wholly-owned subsidiary of the Issuer.

The UBI Purchase was a related party transaction, because Inversiones is owned by Golden Eagle Trust, which also owns a foreign corporation which owns the Reporting Person. Because the trustees who control Golden Eagle Trust have the ability to act in favor of Mallya, he may have a material financial interest in both the Issuer, through the Reporting Person's ownership of the Issuer's shares, and in Inversiones. Mallya is also the Issuer's Chairman of the Board and Chief Executive Officer.

Item 4. Purpose of Transaction.

The last paragraph of Item 4 is amended to read, in its entirety, as follows:

With respect to Mallya, the purpose of the UBI Purchase was to avail the Issuer of several potential benefits, including the belief that the business of UBI complements the operations, business, and financial condition of the Issuer. In addition, the acquisition of UBI by the Issuer may help accelerate the growth rate of UBI and its subsidiary, UBSN Ltd., a United Kingdom corporation, especially with respect to its United States markets. It is believed that the UBI Purchase will provide UBI the opportunity to increase its business relationships in the United States through its connection with the Issuer, and that through closer relationships with the Issuer and potential relationships with other companies with which the Issuer does business, UBI may be able to significantly increase its volumes and accelerate and enhance its product offerings. This would presumably enhance the value of the current investments of Inversiones, the Reporting Person and Mallya in the Issuer.

Item 5.  Interest in Securities of the Issuer.

The first paragraph of Item 5(a) is amended to read, in its entirety, as follows:

(a) See responses to Rows 7, 8, 9, and 10 for each of the Reporting Person and Mallya. As of August 16, 2001, the Reporting Person beneficially owns 4,219,125 shares of the Issuer's Common Stock, which would constitute approximately 34.5% of the Issuer's outstanding Common Stock if the Reporting Person converted all of the convertible notes held by it. If the Issuer draws on the entire amount of the credit facility, assuming no additional accruals or interest, the Reporting Person would be the beneficial owner of an additional 56,419 shares of Common Stock, constituting, in the aggregate, approximately 35% of the outstanding Common Stock.

Inversiones is the beneficial owner of 5,500,000 shares of the Issuer's Common Stock.

Mallya may be deemed to have a shared power to vote and dispose of 9,719,125 shares of the Issuer's Common Stock because approximately 97% of the Reporting Person is owned by a foreign corporation, and the shares of such foreign corporation and Inversiones are controlled by fiduciaries who may exercise discretion in favor of Mallya amongst others. The 9,719,125 shares would constitute approximately 79.5% of the outstanding Common Stock if the Reporting Person converted all of the convertible notes held by it. If the Issuer draws on the entire amount of the credit facility, assuming no additional accruals or interest, Mallya could be deemed to have a shared power to vote and dispose of an additional 56,419 shares of Common Stock, constituting, in the aggregate, approximately 80% of the then outstanding Common Stock.

The first paragraph of subsection 5(d) is amended to read, in its entirety, as follows:

Neil McGlynn and Balaram Dayaram Datwani, directors of the Reporting Person, own an aggregate of approximately 2.5% of the outstanding stock of the Reporting Person and hence, may be deemed to have the right to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock beneficially owned by the Reporting Person.

A new paragraph (d) is added to Item 5 to read as follows:

Except for Inversiones, as described in Item 3, and the persons set forth in the paragraph above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person or Mallya.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

New paragraphs are added to Item 6 to read as follows:

Pursuant to the UBI Purchase, the Issuer, Inversiones and Golden Eagle Trust entered into a Share Purchase Agreement, dated November 3, 2000 (the "Agreement"). The transactions contemplated by the Agreement were consummated on August 13, 2001. The following summary of the Agreement is modified in its entirety by reference to the terms of the Agreement itself, a copy of which is attached to this Amendment No. 8. Any conflict between the following description and the actual terms of the Agreement shall be resolved by reference to, and in favor of, the actual Agreement.

Pursuant to the Agreement, the Issuer agreed to buy from Inversiones all of the outstanding shares of UBI in exchange for 5,500,000 shares of the Issuer's previously unissued Common Stock. The shares of Common Stock issued to Inversiones constituted approximately 49.6% of the Issuer's outstanding Common Stock after consummation of the UBI Purchase. As a consequence of the UBI Purchase, UBI became a wholly-owned subsidiary of the Issuer.

The Issuer also agreed to seek, and in fact did obtain, shareholder approval for the election of one Director, who was proposed by Inversiones, to its Board of Directors.

Under the terms of the Agreement, Inversiones made a number of representations and warranties with respect to UBI and its operating subsidiary, UBSN Ltd., a United Kingdom corporation ("UBSN"). Each of these representations and warranties, and the performance by Inversiones of its indemnity obligations with respect thereto, were unconditionally indemnified and guaranteed by Golden Eagle Trust, which must indemnify and hold the Issuer harmless against any and all losses, damages, costs, and expenses suffered or incurred by the Issuer as the result of any breach by Inversiones of any of such representations, warranties, or indemnities.

Further, Inversiones and Golden Eagle Trust have jointly and severally agreed to indemnify UBI against any and all claims, losses, and liabilities which UBI may incur arising out of a guarantee previously given by UBI to an unrelated third party in connection with a lease of certain property by a former affiliate of UBI's.

The Agreement imposes a series of restrictions on certain activities by Inversiones for a period of two years following the closing, including the following:

         (i) No competition: Inversiones will not, directly or indirectly, engage in any business which competes with the business of UBI or UBSN in any country in which UBI or UBSN has carried on that business during the year preceding the closing of the Agreement.


         (ii) No solicitation of customers: Inversiones will not solicit or entice away the business of any customer of UBI or UBSN that has been a customer of UBI or UBSN during the year preceding the closing of the Agreement.


         (iii) No solicitation of employees and contractors: Inversiones will not solicit, engage, or employ any person who has been employed in a managerial, supervisory, technical, or sales capacity by, or been engaged as a consultant to, UBI or UBSN as of the closing or during the six month period immediately preceding the closing of the Agreement.

In addition to the foregoing covenants, Inversiones may not (i) disclose, divulge, or use any of the confidential information of UBI or UBSN; or (ii) use any name or trademark that is likely to be confused with any name or trademark (including but not limited to the "Kingfisher" trademark) that is owned by, or licensed to, UBI or UBSN in connection with a business of brewing or trading lager beer, or a business which is substantially similar to such brewing or trading business carried out by UBI or UBSN.

A majority of the Issuer's shareholders approved the UBI Purchase. In addition, the Issuer received a "fairness opinion" regarding the UBI Purchase from Sage Capital LLC.

Item 7. Material to be Filed as Exhibits.

1. Share Purchase Agreement, dated November 3, 2000, among the Issuer, Inversiones and Golden Eagle Trust, with respect to the UBI Purchase. Such Share Purchase Agreement is incorporated herein by reference.

2. Convertible Note dated July 1, 2001 in the principal amount of $6,279.54. Such Convertible Note is incorporated herein by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         August 15, 2001             UNITED BREWERIES OF AMERICA, INC.
-----------------------------

                                     By:   /s/ Vijay Mallya
                                          -------------------------------------
                                     Name:  Dr. Vijay Mallya
                                     Title: Chairman and Chief Executive Officer

                                     DR. VIJAY MALLYA

                                          /s/ Vijay Mallya
                                         --------------------------------------
                                              Dr. Vijay Mallya

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Exhibit No.                                                       Found on
-----------                                                       Sequentially
                                                                  Numbered Pages
                                                                  --------------

Exhibit 1.  Share Purchase Agreement, dated November 3, 2000            7

Exhibit 2.  Convertible Note dated July 1, 2001 in the principal
            amount of $6,279.54                                        96